

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

<u>Via E-mail</u>
Mr. Michael Dinkins
Chief Financial Officer
Greatbatch, Inc.
2595 Dallas Parkway
Suite 310
Frisco, Texas 75034

     Re: Greatbatch, Inc.
           Form 10-K for the fiscal year ended January 3, 2014
           Filed March 4, 2014
           File No. 001-16137

Dear Mr. Dinkins:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Brian Cascio

                    Brian Cascio
                    Accounting Branch Chief